Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

THE THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

AVENUE THERAPEUTICS, INC.

Avenue Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST. The Certificate of Incorporation of the Corporation is hereby amended by changing ARTICLE IV, so that, as amended, the first paragraph of said Section 5 shall be amended and restated as follows:

Authorized Stock. The total number of shares of all classes of capital stock that the Corporation shall have the authority to issue is (i) twenty million (20,000,000) shares of Common Stock, with $0.0001 par value, and (ii) 2,000,000 shares of Preferred Stock, with $.0001 par value (the “Preferred Stock”), 250,000 of which are designated as Class A Preferred Stock (the “Class A Preferred Stock”) and the remainder are undesignated Preferred Stock.

SECOND. Upon the filing and effectiveness (the “Effective Time”) pursuant to the DGCL of this Certificate of Amendment to the Certificate of Incorporation, every fifteen (15) issued and outstanding shares or shares held by the Corporation as treasury stock of the Corporation’s common stock, par value $.0001 per share, as of the date and time immediately preceding the Effective Time (the “Old Shares”), shall automatically be reclassified as and converted into one (1) validly issued, fully paid and non-assessable share of common stock of the Corporation (the “New Shares”) without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). Further, every right, option and warrant to acquire Old Shares outstanding immediately prior to the Effective Time shall, as of the Effective Time and without any further action, automatically be reclassified into the right to acquire one (1) New Share based on the conversion ratio of shares of Old Shares to New Shares set forth in the preceding sentence, but otherwise upon the terms of such right, option or warrant (except that the exercise or purchase price of such right, option or warrant shall be proportionately adjusted).

No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the Nasdaq Stock Market as of the date of the Effective Time, by (b) the fraction of one share owned by the stockholder.

THIRD. Each holder of record of a certificate which immediately prior to the last trading day preceding the date of the Split Effective Time (the “Split Effective Date”) represents Old Shares (the “Old Certificates”) shall be entitled to receive upon surrender of such Old Certificates to the Corporation’s transfer agent for cancellation, a certificate (the “New Certificates”) representing the number of whole shares of common stock into and for which the shares formerly represented by such Old Certificates so surrendered are exchangeable. From and after the Effective Date, Old Certificates shall represent only the right to receive New Certificates pursuant to the provisions hereof.

FOURTH. That a resolution was duly adopted by unanimous written consent of the directors of the Corporation, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth the above mentioned amendment to the Certificate of Incorporation and declaring said amendment to be advisable.

FIFTH. That this amendment was duly authorized by the holders of a majority of the voting stock of the Corporation by written consent of the stockholders of the Corporation. Said amendment was duly adopted in accordance with the provisions of the General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment of the Certificate of Incorporation has been signed by the Chief Executive Officer of the Corporation this 22nd day of September, 2022.

AVENUE THERAPEUTICS, INC.

By:	/s/ Alexandra MacLean
Name: Alexandra MacLean
Title: Chief Executive Officer